

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

March 8, 2006

via U.S. Mail
Raymond De Motte
President and Chief Executive Officer
Sterling Mining Company
2201 Government Way, Suite E
Couer d'Alene ID 83814

> Re: **Sterling Mining Company**
> **Amendment No. 1 to Registration Statement on**
> **Form 10**
> **File No. 0-51669**
> **Filed February 13, 2006**

Dear Mr. De Motte:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue prior comment two of our letter dated January 13, 2006. In this regard, we note the recent financing transactions disclosed in the Form 8-K filed by the company on February 17, 2006. Please revise the registration statement to include a description of the financing and securities issued. Further, in accordance with

Mr. De Motte
Sterling Mining Company
March 8, 2006
page 2

General Instruction C (b) of Form 10, please continue to update the disclosure in the registration statement.

2.   Please provide support for the factual assertions that you make throughout the document. For example, please provide support for your statement that the Couer d'Alene Mining district is "one of the richest silver districts in the world." Please provide support for similar assertions made throughout the document.

Item 1.A. Risk Factors, page 6

3.   We note the revisions made to the risk factor discussion and the removal of the risk factor disclosure regarding your exposure to mine safety regulations. Given your planned operations, it would appear that such regulations are applicable to you. Moreover, we note disclosure on page 6 in which you state that the company has hired a Safety and Environmental compliance officer for the Sunshine Mine. Please advise us of the reason for the removal of the risk factor discussion or reinstate the discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

4.   We note your response to comment 17 from our letter dated January 13, 2006. Please expand your liquidity and capital resources discussion and analysis to address your history of issuing common stock at prices less than listed market prices. Explain how you intend to finance your operations and whether it is reasonably likely that you will continue to provide discounts from listed market prices. Refer to FRC Section 501.13 for further guidance.

5.   Please disclose how long you anticipate you will be able to fund your operations with the cash you currently have. We note that your cash expenses range from $100,000 to $150,000.

Certain Relationships and Related Party Transactions, page 46

6.   We note the response to prior comment 25 and partially reissue the comment. Please revise to specify whether each of the transactions listed were on terms that would have been received had the transaction been entered into with an unaffiliated third party. Further, please clarify your disclosure regarding the total amount of money and terms of the loans extended to Mr. Sutti during fiscal 2004. We note disclosure that $54, 871 of loans provided by the company to Mr. Sutti in

2004 was repaid in 2005, yet your disclosure also states that only $9,065 was loaned to Mr. Sutti in fiscal 2004.   Please clarify your disclosure accordingly.

Financial Statements, page 55

7.   We note your response to comment 26 from our letter dated January 13, 2006. Please expand your accounting policies footnote to include a policy on how you account for asset retirement obligations. In addition, expand your disclosure on page 21 to clearly indicate that you will be obligated to settle the remediation and reclamation cost only if you re-open and operate the Sunshine Mine.

Consolidated Financial Statements for the Years Ended December 31, 2004, 2003, and 2002, page 79

8.   We note your response to comment 28 from our letter dated January 13, 2006. Please provide segment disclosure for 2004, 2003, and 2002 for each of your two reportable segments. If it is impracticable to prepare segment information for 2004, 2003, and 2002 on a basis consistent with your 2005 segment disclosures, then disclose that you have not restated your segment information for the earlier periods. If you cannot prepare restated segment information, then please explain to us why not. Refer to paragraphs 34 and 35 of SFAS 131 for additional guidance.

Consolidated Statements of Cash Flows, page 85

9.   We note from your response to comment 33 from our letter dated January 13, 2006, that you have removed the subtotal after "loss allocated to minority interests". However, it appears that the subtotal remains. We re-issue our prior comment 33.

Foreign Currency Translation, page 91

10.   We note your response to comment 36 from our letter dated January 13, 2006. It is not appropriate for you to determine your functional currencies based upon the relative ease of accounting and consolidation. Absent any salient economic factors to support using the U.S. dollar as the functional currency for your Mexican subsidiary, please revise your financial statements to present them using the Mexican peso as the functional currency. If you believe the impact to your consolidated financial statements for the periods reported is immaterial, please provide us with an analysis support how you arrived at that conclusion.

Note 3 – Marketable Securities and Investments, page 94

11.   We note your response to comment 38 from our letter dated January 13, 2006, where you state that the cost and fair market value were identical. We cannot ascertain from your response or disclosure how you determined the fair market value of the options. Please disclose how you determined the fair market values and describe the assumptions used in valuing the options and warrants.

Engineering Comments

General

12.   As a US incorporated company, only proven and probable reserves may be disclosed as defined by Industry Guide 7. All tonnage and grade disclosures must specify these classifications. Resources, weather measured, indicated, or inferred are not permitted. Reserve and resource estimates reported or disclosed by predecessor, such as Sunshine Precious Metals, or other associated companies will require proper updated documentation to be publicly disclosed. Pease modify your website accordingly.

Royal Apex, page 31

13.   We reissue comment 48. As a general checklist, when reporting the results of sampling and chemical analyses:
   - Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
   - Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
   - Eliminate all disclosure of the highest values or grades of sample sets.
   - Eliminate grades disclosed as "up to" or "as high as."
   - Eliminate statements containing grade and/or sample-width ranges.
   - Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
   - Generally, use tables to improve readability of sample and drilling data.
   - Soil samples may be disclosed as a weighted average value over an area.
   - Refrain from reporting single soil sample values.
   - Convert all ppb quantities to ppm quantities for disclosure.

   Revise the entire filing accordingly. Please also review these guidelines in respect to your website disclosure.

Closing Comments

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Lehman, Esq.
Parsons, Bailey & Lattimer
(801) 536 6111